EXHIBIT 99.2

ALIO GOLD INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-103 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting (the “Meeting”) of the shareholders of Alio Gold Inc. (the “Corporation”) held on June 27, 2019.

Common Shares represented at the Meeting:	43,382,308
Total issued and outstanding Common Shares as at record date:	84,707,143
Percentage of issued and outstanding Common Shares represented:	51.21%

Business of the Meeting

1.	The shareholders voted by way of a show of hands and approved setting the number of directors at six. Votes were received as follows:

For the Motion:	29,939,720 (98.52%)
Against the Motion:	451,148 (1.48%)

2.	The shareholders voted by ballot and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (British Columbia).

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Mark D. Backens	29,900,059	98.39	490,808	1.61
George Brack	29,852,330	98.23	538,538	1.77
Paula Rogers	29,827,847	98.15	563,020	1.85
John Mansanti	29,851,101	98.22	539,766	1.78
Stephen Lang	29,805,456	98.07	585,412	1.93
David Whittle	29,858,886	98.25	531,980	1.75

3.	The shareholders voted by way of a show of hands and Deloitte LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation for the ensuing year until the close of the next annual meeting of shareholders and the directors were authorized to determine their remuneration. Votes were received as follows:

For the Motion:	42,880,935 (98.84%)
Withheld/Abstain:	501,473 (1.16%)

4.	The shareholders voted by way of a show of hands and approved amendments to the Corporation’s stock option plan (the “Plan”). Votes were received as follows:

For the Motion:	29,657,217 (97.59%)
Against the Motion:	733,750 (2.41%)

5.	The shareholders voted by way of a show of hands and approved the unallocated entitlements under the Plan. Votes were received as follows:

For the Motion:	29,685,901 (97.68%)
Against the Motion:	704,966 (2.32%)

For additional information, please see the Company’s Information Circular filed in connection with the Meeting, which is available on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Dated: June 27, 2019